Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 12, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Investment Company Act Registration No. 811-10303

Dear Ms. Lithotomos:

This correspondence responds to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the preliminary proxy statement for the Buffalo Growth Fund and the Buffalo Large Cap Fund (each, a “Fund,” and together, the “Funds”), each a series of the Trust, filed March 28, 2024 (SEC Accession No. 0000894189-24-002001). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the preliminary proxy statement.

The Trust’s responses to your comments are as follows:

1.Staff Comment: With regard to the discussion of Proposal 2 in the proxy statement, please clarify whether the adjournment will occur if there is a quorum present for a Fund, but insufficient votes to approve Proposal 1.

Response: The Trust responds by clarifying Proposal 2 to indicate an adjournment may occur if there is a quorum present for a Fund, but insufficient votes to approve Proposal 1.

2.Staff Comment: Please revise the disclosure under “Abstentions and Broker Non-Votes” to state that, in the event a beneficial owner has not provided voting instructions to a broker, the broker is not permitted to vote a proxy with respect to such beneficial owner’s shares, and accordingly, such shares will not be counted as present for purposes of determining a quorum.

Response: The Trust responds by making the requested revision.

3.Staff Comment: Please add disclosure under “Required Vote” as to the effect of shares that are absent from the Special Meeting with respect to each Proposal.

Response: The Trust responds by making the requested revision.

4.Staff Comment: Please boldface the following statement on the proxy card: “ If this proxy is properly executed but no direction is made with regard to the proposals included in the proxy statement, such votes entitled to be cast by the undersigned will be cast “For” such proposals.”

Response: The Trust responds by making the requested revision.

* * * * * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Rachel Spearo at (414) 516-1692.

Sincerely,

/s/ Fred Coats

Fred Coats
Chief Compliance Officer
Buffalo Funds